UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

UAP Holding Corp.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

903441 10 3

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903441 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,533,339 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,533,339 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,533,339 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,903,486 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,903,486 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,903,486 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 199,608 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 199,608 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,608 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 140,766 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 140,766 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,766 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 159,094 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 159,094 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 159,094 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,936,653 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,936,653 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,936,653 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,936,653 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,936,653 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,936,653 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.6%

14.	Type of Reporting Person (See Instructions) PN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 (the “Common Stock”), of UAP Holding Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 7251 W. 4th Street, Greeley, Colorado 80634.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (ii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iii) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (iv) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (v) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (vi) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (vii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”).  The Funds, Management and Advisors V are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

The Funds are principally engaged in the business of investing in securities.  Management is principally engaged in the business of serving as the manager of the Funds.  Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner of the Funds.

AIF V Management, Inc., a Delaware corporation (“AIFVM”), is the general partner of Management.  AIFVM is principally engaged in the business of serving as the general partner of Management and other investment funds.

Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors V.  Capital Management V is principally engaged in the business of serving as general partner to Advisors V.

The address of the principal office of each of AIFVM and Capital Management V is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFVM and Capital Management V and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFVM, Capital Management V nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 24, 2003, the Funds acquired an aggregate of 1,144,500 shares of Common Stock in exchange for approximately $115 million in cash.

On November 17, 2004, the Issuer completed an approximately 39.085-for-one stock split.  Subsequent to the stock split, the Reporting Persons beneficially owned an aggregate of 44,733,122 shares of Common Stock.  In connection with the Issuer’s initial public offering which closed on November 29, 2004, the Funds sold an aggregate of 27,796,469 shares of Common Stock to a syndicate of underwriters in a firm underwritten offering, including shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option.

Each of the Funds obtained the funds used to make the purchases described herein from capital contributions through their investors.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Upon completion of the Issuer’s public offering on November 29, 2004, as described in Item 3 above, the Funds held an aggregate of 16,936,653 shares of Common Stock, or approximately 33.6% of the outstanding Common Stock.  The shares of Common Stock shown as beneficially owned by Management and Advisors V include the shares of Common Stock shown as beneficially owned by each of the Funds.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by each of the Funds and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by each of the Funds and Advisors V.  The Funds, Management, Advisors V, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by Holdings, YBR I and YBR II and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 50,373,244 outstanding shares of Common Stock of the Issuer, as reported by the Issuer on November 24, 2004.

(b)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)   None.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Funds and the Issuer entered into a registration rights agreement on November 24, 2003.  Under the registration rights agreement, the Funds have the right to make up to six demand registration requests, and once the Issuer becomes eligible to use a registration statement on Form S-3 will have an unlimited number of demand registration requests for registrations using Form S-3.  Until the Issuer is eligible to use a registration statement on Form S-3, the Issuer may defer a demand for registration by up to 90 days if the Issuer’s board of directors determines in good faith that it would be materially adverse to the Issuer to file a registration statement.  The Funds may also include their shares of Common Stock in the same or concurrent registration statement filed by the Issuer to register shares of Common Stock issued by it for sale to the public, subject to customary cutbacks at the option of any underwriters of such future offerings.  Under the terms of the registration rights agreement, the Issuer will pay all expenses, other than selling expenses, incurred in the registration process.  The registration rights agreement includes standard indemnification provisions for an agreement of this type.  The registration rights agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement dated as of December 2, 2004 among the Reporting Persons.

Exhibit 2:

Registration Rights Agreement dated as of November 24, 2003 by and among UAP Holding Corp. and the Funds (incorporated herein by reference to Exhibit 10.15 to UAP Holding Corp.’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 5, 2004 (File No. 333-113345)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	December 2, 2004	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	December 2, 2004	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	December 2, 2004	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	December 2, 2004	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	December 2, 2004	APOLLO GERMAN PARTNERS V GmbH & CO. KG

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	December 2, 2004	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	December 2, 2004	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFVM and Capital Management V.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFVM and Capital Management V are Messrs. Leon D. Black and John J. Hannan.  The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFVM, Capital Management V and other related investment managers.  Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors V, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019 and Messrs. Black and Hannan are each a citizen of the United States.  Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.